FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

The Form 6-K of Brookfield Asset Management Inc. dated November 20, 2009 and the exhibit thereto are hereby incorporated by reference as exhibits to Brookfield Asset Management Inc.’s registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, Dated November 20, 2009, Brookfield Asset Management and Brookfield Infrastructure Partners Completes Recapitalization of Babcock & Brown Infrastructure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2009

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its General Partner
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/S/ B.D. LAWSON
Name:	B. D. Lawson
Title:	Managing Partner & CFO